Frederick M. Lehrer, Esquire
Attorney and Counselor at Law
285 Uptown Road, 402
Altamonte Springs, Florida 32701
Office: (321) 972-8060
Cell: (561) 706-7646
E-Fax (561) 423-3753
Email:     flehrer@securitiesattorney1.com
Website: www.securitiesattorney1.com

FILED AS CORRESPONDENCE ON EDGAR

June 19, 2013

Duc Dang
Attorney Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20349

Re:	Shearson American REIT, Inc. Form 10, Amendment No. 11 File No. 000-29627

Dear Mr. Dang:

Please find below Shearson American Reit, Inc.’s (hereafter referred to as “we”, or “us” or “our”) responses to the Commission’s May 13, 2013 comment letter pertaining to Amendment No. 10 of the Form 10 filed by Shearson American REIT, Inc.  (hereafter referred to as “we”, or “us” or “our”) as of this date.

General

Response to Comment 1
We have eliminated all references to “this offering” and “this prospectus”.  To avoid any confusion by the reader of our Form 10 Registration Statement regarding the matters addressed in Comment 1, we have disclosed that the Form 10 Registration Statement does not constitute an offering and is inapplicable in that regard.  In addition, we have eliminated any references to a $500 million offering.

Response to Comment 2

We have amended our disclosure that we have informed all such individuals that we will not proceed with any definitive plans or agreements until such time that the SEC informs us that it has no further comments pertaining to our Form 10 Registration Statement.

Location at page 5

Item 1. Business

Investment in Real Estate Properties

Response to Comment 3

We have eliminated the risk factor pertaining to joint ventures and amended the other risk factor to resolve the inconsistencies in our disclosure.

Response to Comment 4

We have disclosed that our Advisor has no operating history.

Location at page 94

Response to Comment 5

The advisory agreement was signed upon its execution; however, the appropriate signature designation was inadvertently not included in the exhibit.  As such, we have re-filed the exhibit showing that the agreement was signed. (Exhibit 10.1)

Form 10-K for the year ended December 31, 2012

Response to Comment 6

We will ensure in all future Exchange Act Reports, as applicable, that the signatures of our Principal Executive , Accounting and Financial Officers are included.

Security Ownership of Certain Beneficial Owners and Management

Response to Comment 7

We will ensure that in all future Exchange Act Reports, as applicable, that Mr. Williams share ownership will be disclosed.

Certain Relationships and Related Transactions

Response to Comment 8

There were no transactions between us and any related parties because there were no transactions whatsoever since filing our Form 10 or at any time prior to the Form 10 filing.  We ascertained this conclusion from our Chief Executive Officer and his confirming this matter with our officers, directors and Advisor.  Additionally, we have reviewed our accounting records, which reveal no such transactions.

Response to Comment 9

We will ensure that in all future Exchange Act Reports that all exhibits required by Item 601 of Regulation S-K will be included in our exhibit index.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Form 10 filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not asset Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Frederick M. Lehrer
Frederick M. Lehrer, Esquire
Attorney and Counselor at Law